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                            July 7, 2020

       Joseph Moscato
       President and Chief Executive Officer
       GENEREX BIOTECHNOLOGY CORP
       10102 USA Today Way
       Miramar, FL 33025

                                                        Re: GENEREX
BIOTECHNOLOGY CORP
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2019
                                                            Filed November 12,
2019
                                                            File No. 000-25169

       Dear Mr. Moscato:

                We have reviewed your Form 10-K/A filed June 29, 2020 in response to our comment letter and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2020 letter.

       Form 10-K/A for the Fiscal Year Ended July 31, 2019

       Exhibits 31.1 and 31.2, page 1

   1. We acknowledge the revised Item 9A disclosure in response to our comment. The revised disclosure should be
accompanied by certifications in Exhibits 31.1 and 31.2 that conform to the wording in Item
601(b)(31) of Regulation S-K. Please amend the Form 10-K to
                                                        include the revised
disclosure in Item 9A accompanied by the appropriate certifications.
 Joseph Moscato
FirstName
GENEREXLastNameJoseph  Moscato
             BIOTECHNOLOGY CORP
Comapany
July 7, 2020NameGENEREX BIOTECHNOLOGY CORP
July 7,2 2020 Page 2
Page
FirstName LastName
       You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you
have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences